UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

FIFTH SEASON INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)

31679Q107
(CUSIP Number)

Shaoping Lu
c/o C-22, Shimao Plaza, 9 Fuhong Lu,
Futian District, Shenzhen 518033
People’s Republic of China
(86) 755 8367 9378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

SHAOPING LU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7.	SOLE VOTING POWER	81,308,578 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	81,308,578 (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,308,578
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.33%(2)

14.	TYPE OF REPORTING PERSON

IN

__________________
(1) The Reporting Person originally acquired the shares from the Issuer on September 20, 2010, pursuant to a Securities Purchase Agreement between the Reporting Person and the Issuer.
(2) Based on 399,999,847 issued and outstanding shares of the Issuer as of the date hereof.

Page 2 of 5 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.00001 per share (the “Common Stock”) of Fifth Season International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, People’s Republic of China.

The reporting persons named in Item 2 below are hereby jointly filing this Statement because due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Company by one of the reporting persons. The reporting persons have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit I.

Item 2. Identity and Background.

(a)          The person filing this Statement is Mr. Shaoping Lu, a natural person (the “Reporting Person”).

(b)          The business address of the Reporting Person is C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, People’s Republic of China.

(c)          The principal occupation of the Reporting Person is as a Director and Chief Executive Officer of the Issuer.

(d)-(e)    During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The citizenship of the Reporting Person is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On September 20, 2010, the Issuer sold the Reporting Person, an aggregate of 135,301,552 shares of the Issuer’s common stock (now 6,765,078 shares after giving effect to the reverse split of the issuer’s common stock which was effected on October 22, 2010), pursuant to a securities purchase agreement.

On March 31, 2011, the Reporting Person received an additional 74,543,500 shares of the Issuer’s common stock pursuant to a share exchange agreement, by and among the Issuer, The Fifth Season (Hong Kong) International Group Limited (“Fifth Season HK”) and its shareholders, the Reporting Person, Ms. Chushing Cheung and Power Guide Investment Limited (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the equity interests of Fifth Season HK held by Mr. Lu were exchanged for 74,543,500 shares of the Issuer’s outstanding common stock.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Page 3 of 5 Pages

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, that would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person beneficially owns and controls 81,308,578 shares of the Issuer’s Common Stock, representing 20.33% of the outstanding shares of the Issuer’s Common Stock (based on 399,999,847 shares of Common Stock outstanding as of November 18, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2011).

(b)          The Reporting Person has sole voting and dispositive power over the 81,308,578 of the shares of the Issuer’s Common Stock that are directly and beneficially owned by him and has no shared voting and dispositive power over any shares of the Issuer’s Common Stock. The Reporting Person does not own any other securities of the Issuer.

(c)          Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)          Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)          The Reporting Person is the beneficial owners of five percent of the outstanding shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated October 12, 2010, among the Issuer, Fifth Season HK and its shareholders, Mr. Shaoping Lu, Ms. Chushing Cheung and Power Guide Investment Limited, a Hong Kong company [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 18, 2010].

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

/s/ Shaoping Lu
Shaoping Lu